UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68454/December 18, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15090

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In the Matter of	:
	: ORDER MAKING FINDINGS AND
DIAS HOLDING, INC.	: REVOKING REGISTRATIONS
EARTHBLOCK TECHNOLOGIES, INC.,	: BY DEFAULT AS TO DIAS HOLDING,
ENSURAPET, INC.,	: INC., FIIC HOLDINGS, INC., GEM
FIIC HOLDINGS, INC.,	: SOLUTIONS, INC., AND GPS
GEM SOLUTIONS, INC.,	: INDUSTRIES, INC.
GOLD STAR TUTORING SERVICES INC., and	:
GPS INDUSTRIES, INC.	

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     The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on November 14, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have securities registered with the Commission pursuant to Exchange Act Section 12(g) and have not filed required periodic reports with the Commission as required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. All Respondents were served with the OIP by November 16, 2012, and Respondents were required to file an Answer within ten days of service. See 17 C.F.R. §§ 201.141(a)(2)(ii), .220(b); OIP at 4.

     On December 12, 2012, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to EarthBlock Technologies, Inc. DIAS Holding, Inc., Exchange Act Release No. 68411. DIAS Holding, Inc. (DIAS Holding), FIIC Holdings, Inc. (FIIC Holdings), GeM Solutions, Inc. (GeM Solutions), and GPS Industries, Inc. (GPS Industries), are in default because they have not filed an Answer to the OIP, did not appear at a prehearing conference on December 11, 2012, and have not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP as to each of these Respondents to be true. See 17 C.F.R. § 201.155(a). In an Order issued December 13, 2012, following the prehearing conference, I informed: (1) Ensurapet, Inc., which participated in the prehearing conference, that it had to file an Answer by December 21, 2012, to avoid a default, and that it had thirty days in which to file, in a manner acceptable to the Division of Corporation Finance, the periodic reports specified in the OIP to avoid revocation of its registered securities; and (2) Gold Star Tutoring Services Inc., which sent in a "Reply Notice of Administrative Hearing," but did not participate in the prehearing conference, that it had thirty days in which to file the periodic reports specified in the OIP, in a manner acceptable to the Division of Corporation Finance.

Findings of Fact

DIAS Holding, stock symbol DSHL, Central Index Key (CIK) No. 1162867, is a void Delaware corporation located in Allen Park, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DIAS Holding is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $660,094 for the prior nine months. As of November 8, 2012, the common stock of DIAS Holding was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

FIIC Holdings, stock symbol FIIH, CIK No. 1077720, is a void Delaware corporation located in Powell, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FIIC Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $1,702,627 for the prior nine months. As of November 8, 2012, the common stock of FIIC Holdings was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GeM Solutions, stock symbol GMSL, CIK No. 1132590, is a delinquent Delaware corporation located in Naples, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GeM Solutions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2007, which reported a net loss of $4,996,210 for the prior nine months. On September 20, 2007, GeM Solutions filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on December 27, 2011. As of November 8, 2012, the common stock of GeM Solutions was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GPS Industries, stock symbol GPSNQ, CIK No. 29233, is a revoked Nevada corporation located in Sarasota, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GPS Industries is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $2,833,000 for the prior three months. On July 31, 2009, GPS Industries filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Florida, which was still pending as of November 8, 2012. As of November 8, 2012, the common stock of GPS Industries was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The above named Respondents repeatedly failed to meet their obligations to file timely periodic reports and to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance or through their failure to maintain a valid address on file with the Commission, did not receive these communications. OIP at 3.

Conclusions of Law

Section 13(a) of the Exchange Act and the Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Exchange Act Section 12(j), authorizes the Commission, where it is necessary or appropriate for the protection of investors, after notice and opportunity for hearing, "to suspend for a period not exceeding twelve months, or to revoke the registration of a security" if the Commission finds that the issuer has not complied with any provision of the statute or a rule thereunder. The case law is clear:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (citations omitted).

Based on these facts, I find that DIAS Holding, FIIC Holdings, GeM Solutions and GPS Industries have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. I find further that it is necessary and appropriate for the protection of investors to revoke the registration of securities of these companies.

Order

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of the registered securities of DIAS Holding, Inc., FIIC Holdings, Inc., GeM Solutions, Inc., and GPS Industries, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge